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08032471

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.O.

AUG 2 8 2008

SEC FILE NUMBER
8- 66609

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___July 1, 2007___ AND ENDING ___June 30, 2008___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zepeda & Company, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North Cresent Drive, Suite 305
(No. and Street)

Beverly Hills,   California   90210
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martha Zepeda   (310) 570-8148
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Breard & Associates, Inc. Certified Public Accountants
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170   Northridge   California   91324
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Martha Zepeda_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Zepeda & Company, Inc_____, as of

_____June 30_____, _____2008____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

State of _Calıfornıa_____

County of _Los Angeles_____

Subscribed and sworn (or affirmed) to before me this _01_ day of _August_, 20_08_, by _Martha A. Zepeda_ personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

_____
Notary Public

President _____
Signature

_____
Title

JENNIFER A. SLOANE
Commission # 1651452
Notary Public - California
Los Angeles County
My Comm. Expires Apr 6, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Zepeda & Company, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2008



BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
Zepeda & Company, Inc.:

We have audited the accompanying statement of financial condition of Zepeda & Company, Inc. (the Company) as of June 30, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zepeda & Company, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 13, 2008

We Focus & Care^{SM}

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Zepeda & Company, Inc.
Statement of Financial Condition
June 30, 2008

Assets

Cash and cash equivalents	$ 106,435
Advance to shareholder	10,000
Securities, not readily marketable	78,706
Furniture and fixtures, net	4,082
Other assets	2,737
Total assets	**$ 201,960**

Liabilities and Stockholder's equity

Liabilities

Accounts payable and accrued expenses	$ 73,938
Total liabilities	73,938

Stockholder's equity

Common stock, $0.01 par value, 1 share authorized, issued and outstanding	–
Additional paid-in capital	232,437
Accumulated deficit	(104,415)
Total stockholder's equity	128,022
Total liabilities and stockholder's equity	**$ 201,960**

The accompanying notes are an integral part of these financial statements.

Zepeda & Company, Inc.
Statement of Operations
For the Year Ended June 30, 2008

Revenues

Management fee income	$	157,872
Other income		37,628
Total revenues		195,500

Expenses

Officer payments	66,000
Professional fees	28,441
Occupancy	26,492
Other operating expenses	82,106
Total expenses	203,039
Net income (loss) before income tax provision	(7,539)
Income tax provision	800
Net income (loss)	$ (8,339)

Zepeda & Company, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at June 30, 2007	$ –	$ 232,437	$ (96,076)	$ 136,361
Net income (loss)	–	–	(8,339)	(8,339)
Balance at June 30, 2008	$ –	$ 232,437	$ (104,415)	$ 128,022

The accompanying notes are an integral part of these financial statements.

Zepeda & Company, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2008

Cash flows from operating activities:

Net income (loss)		$ (8,339)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 1,466	
Investment received in lieu of cash settlement		(78,706)
(Increase) decrease in:		
Accounts receivable	2,500	
Other assets	(626)	
(Decrease) increase in:		
Accounts payable and accrued expenses	69,938	
Total adjustments		(5,428)
Net cash provided by (used in) operating activities		(13,767)
Net cash provided by (used in) investing activities		–

Cash flows from financing activities:

Advance to shareholder	(10,000)	
Net cash provided by (used in) financing activities		(10,000)
Net increase (decrease) in cash		(23,767)
Cash at beginning of year		130,202
Cash at end of year		$ 106,435

Supplemental disclosure of cash flow information:
Cash paid during the year for

Interest	$	–
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Zepeda & Company, Inc. (the "Company"), was incorporated in the State of California on January 5, 2005. The Company operates as a registered broker-dealer in securities under the provision of the Securities Exchange Act of 1934 and is a member of the Securities Investors Protection Corporation ("SIPC"), and the Financial Industry Regulatory Authority ("FINRA"), formerly known as the National Association of Securities Dealers ("NASD").

The Company also is an investment banking advisory boutique focused on providing advisory services to companies and financial buyers relating to mergers and acquisitions, corporate finance matters (capital restructure and financing alternatives) as well as agenting private placement financing.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid debt instruments purchased with a maturity of three (3) months or less to be cash equivalents. The Company includes investments in money market funds as cash equivalents.

Management fee income are recognized as earned according to the fee schedule stipulated in the client's engagement contracts.

Furniture and fixtures are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful lives are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. The Company depreciates its furniture and fixtures using the straight line method of depreciation over their useful lives of seven (7) years.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: ADVANCE TO SHAREHOLDER

The Company advanced its principal shareholder $10,000 during the year. This balance is non-collateralized, non-interest bearing, and due on demand.

Note 3: SECURITIES, NOT READILY MARKETABLE

In connection with an investment advisory engagement occurred during the fiscal year ended June 30, 2008, the Company received one (1) percentage of ownership interest, in lieu of cash settlement, of a privately held corporation. These unregistered corporate securities are recorded at cost of $78,706, and are considered non-allowable assets for net capital purposes.

Note 4: FURNITURE AND FIXTURES, NET

The furniture and fixtures are recorded at cost.

		Depreciable Life Years
Furniture and fixtures	$ 6,666	7
Less accumulated depreciation	(2,584)	
Furniture and fixtures, net	$ 4,082	

Depreciation expense for the year ended June 30, 2008 was $1,466.

Note 5: INCOME TAXES

The provision for income taxes is summarized as follows:

	Federal	State	Total
Current income tax expense (benefit)	$ –	$ 800	$ 800
Deferred income tax expense (benefit)	–	–	–
Total	$ –	$ 800	$ 800

For the year ended June 30, 2008, the Company recorded the California Franchise minimum tax of $800. The Company has Net Operating Losses ("NOL's") available which may be applied against future income, resulting in deferred tax benefits of $1,251. The NOL's begin expiring in the year ended June 30, 2028.

Note 5: INCOME TAXES
(Continued)

These deferred taxes have been netted and a 100% allowance established against the remainder, as the Company has determined it is more likely than not, that the deferred taxes will not be realized.

Note 6: OCCUPANCY

On October 12, 2007, The Company entered into a 1-year lease agreement. Rent expense for the year ended June 30, 2008 was $26,492.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS
(Continued)

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 8: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2008, the Company had net capital of $32,247, which was $27,247 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($73,938) to net capital was 2.28 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is no material difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 32,247
Adjustments:		
Accumulated deficit	$ (1,999)	
Non-allowable assets	1,999	
Total adjustments		—
Net capital per audited statements		$ 32,247

Zepeda & Company, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2008

Computation of net capital

Stockholder's equity

Common stock	$ –	
Additional paid-in capital	232,437	
Accumulated deficit	(104,415)	
Total stockholder's equity		$ 128,022

Less: Non-allowable assets

Advance to shareholder	(10,000)	
Securities, not readily marketable	(78,706)	
Furniture and fixtures, net	(4,082)	
Other assets	(2,737)	
Total non-allowable assets		(95,525)
Net capital before haircuts		32,497

Less: Adjustments to net capital

Haircuts on Certificate of Deposit	(250)	
Total adjustments to net capital		(250)
Net capital		32,247

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 4,929	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 27,247
Ratio of aggregate indebtedness to net capital	2.28: 1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2008. See Note 9.

A computation of reserve requirement is not applicable to Zepeda & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Information relating to possession or control requirements is not applicable to Zepeda & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Zepeda & Company, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2008



Board of Directors
Zepeda & Company, Inc.:

In planning and performing our audit of the financial statements of Zepeda & Company, Inc. (the Company), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i

We Focus & Care^{SM}

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 13, 2008

ii

END